Exhibit 99.1

Brookfield

Brookfield Infrastructure Partners L.P.

Presentation to Fixed Income Investors

October 16, 2015

A final base shelf prospectus containing important information relating to the securities described in this document has been filed with the securities regulatory authorities in each of the provinces and territories of Canada. A copy of the final base shelf prospectus, any amendment to the final base shelf prospectus and any applicable shelf prospectus supplement that has been filed, is required to be delivered with this document.

This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the final base shelf prospectus, any amendment and any applicable shelf prospectus supplement for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

Brookfield Infrastructure Partners L.P.

Disclaimer

This presentation has been prepared for informational purposes only from information supplied by Brookfield Infrastructure and from third-party sources indicated herein. Such third-party information has not been independently verified. Brookfield Infrastructure makes no representation or warranty, expressed or implied, as to the accuracy or completeness of such information.

FORWARD LOOKING STATEMENTS

This presentation contains forward-looking information within the meaning of Canadian securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. The words “growing”, “growth”, “expect”, “will”, “strategy”, “return”, “opportunity”, “backlog”, “plan”, “potential”, “prospects”, “expand”, “increase”, “to be”, “believe”, “maintain”, “stable”, derivatives thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify the above mentioned and other forward-looking statements. Forward-looking statements in this presentation include statements regarding the acquisition of Asciano Limited (“Asciano”) and the expansion of Brookfield Infrastructure Partners L.P.’s (“Brookfield Infrastructure” or “BIP”) business, the likelihood and timing of successfully completing the acquisition of Asciano and on the terms indicated, the expected benefits to be derived from the acquisition of Asciano, anticipated closing of the acquisition of Asciano, participation in a growing asset class, growth in FFO, our capacity to take advantage of opportunities in the marketplace, our intention to maintain an investment grade credit rating, the future prospects of the assets that Brookfield Infrastructure operates or will operate, our plans for growth through internal growth and capital investments, completion of and performance of new investments, return objectives, targeted equity returns, upside potential from development projects, availability of funding for growth projects with debt and internally generated cash flow, future growth prospects including large-scale development and expansion projects, ability to finance our backlog of growth projects, future capital appreciation and objectives and other statements with respect to our beliefs, outlooks, plans, expectations, strategies, intentions and estimates and anticipated events or trends. Although Brookfield Infrastructure believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward looking statements or information in this presentation. The future performance and prospects of Brookfield Infrastructure are subject to a number of known and unknown risks and uncertainties. Factors that could cause actual results of Brookfield Infrastructure to differ materially from those contemplated or implied by the statements in this presentation include general economic and market conditions in the jurisdictions in which we operate and elsewhere which may impact the markets for our products, the ability to achieve growth within Brookfield Infrastructure’s businesses and in particular completion of the acquisition of Asciano, which cannot be assured, regulatory developments and changes in inflation rates in the U.S. and elsewhere, the fact that success of Brookfield Infrastructure is dependent on market demand for an infrastructure company, which is unknown, the availability of equity and debt financing, foreign currency risk, the outcome and timing of various regulatory, legal and contractual issues, the competitive business environment in the industries in which we operate, the competitive market for acquisitions and other growth opportunities, our ability to effectively complete new acquisitions in the competitive infrastructure space (including the ability to complete announced and potential acquisitions that may be subject to conditions precedent, including the acquisition of Asciano), our ability to integrate acquisitions into existing operations, the ability to obtain expected benefits and the future performance of those acquisitions, our ability to maintain an investment grade credit rating, our ability to complete large capital expansion projects on time and within budget, favourable commodity prices, ability to negotiate favourable take-or-pay contractual terms, the continued operation of various large capital projects by customers of our businesses which themselves rely on access to capital and continued favourable commodity prices, traffic on our toll roads, acts of God, weather events, or similar events outside of our control and other risks and factors described in the documents filed by Brookfield Infrastructure with the securities regulators in Canada and the United States including under “Risk Factors” in its most recent Annual Report on Form 20-F and other risks and factors that are described therein. Except as required by law, Brookfield Infrastructure undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

Brookfield Infrastructure Partners L.P.

Disclaimer

IMPORTANT NOTE REGARDING NON-IFRS FINANCIAL MEASURES

To measure performance we focus on net income as well as funds from operations (“FFO”), adjusted funds from operations (“AFFO”), adjusted EBITDA, rate base, return on rate base, EBITDA margin, annual FFO per unit growth on a CAGR basis, adjusted EBITDA to interest ratio, net debt to adjusted EBITDA ratio, net debt to capitalization, consolidated leverage, coverage ratio, corporate interest coverage and partnership capital, which we refer to throughout this presentation. We define FFO as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash valuation gains or losses and other non-cash items. We define AFFO as FFO less maintenance capital expenditures. We define adjusted EBITDA as FFO excluding the impact of interest expense, cash taxes, and other income (expenses). We define rate base as a regulated or notionally stipulated asset base. We define return on rate base as adjusted EBITDA divided by time weighted average rate base. We define EBITDA margin as adjusted EBITDA divided by revenues. We define adjusted EBITDA to interest ratio as adjusted EBITDA divided by interest expense on a proportionate basis, taking into account Brookfield Infrastructure’s ownership in operations. We define net debt to adjusted EBITDA ratio as the time weighted average of total borrowings less cash retained in businesses on a proportionate basis, taking into account Brookfield Infrastructure’s ownership in operations (i.e., net debt) divided by adjusted EBITDA. We define net debt to capitalization and consolidated leverage as net debt divided by net debt plus the market value of Brookfield Infrastructure based on the closing price of Brookfield Infrastructure’s units on the New York Stock Exchange (assuming full conversion of Brookfield’s interest in Brookfield Infrastructure into units of Brookfield Infrastructure). We define coverage ratio and corporate interest coverage as AFFO plus interest expense incurred on corporate debt divided by interest expense incurred on corporate debt. We define partnership capital as partnership capital under International Financial Reporting Standards (“IFRS”) attributable to non-controlling interest—Redeemable Partnership Units held by Brookfield, the general partner and limited partners. These measures are not calculated in accordance with, and do not have any standardized meaning prescribed by, IFRS and therefore are unlikely to be comparable to similar measures presented by other issuers and have limitations as analytical tools. See the Reconciliation of Non-IFRS Financial Measures section of Brookfield Infrastructure’s most recent Annual Report on Form 20-F and Brookfield Infrastructure’s most recent interim report for more information on certain of these measures, including reconciliations to the most directly comparable IFRS measures.

PRESENTATION OF FINANCIAL INFORMATION

All references to “$” or “US$” are to U.S. dollars, all references to “C$” are to Canadian dollars and all references to “A$” or “AUD” are to Australian dollars, unless stated otherwise.

Brookfield Infrastructure Partners L.P.

Executive Summary

Brookfield Infrastructure Partners L.P. (“Brookfield Infrastructure” or “BIP”) is a limited partnership that was listed in January 2008 following a spin-off by Brookfield Asset Management Inc. (“Brookfield”) of certain of its infrastructure assets

Brookfield Infrastructure owns and operates high quality, long-life assets that generate stable cash flows

Operations consist of utilities, transport, energy and communications infrastructure businesses in North and South America, Australia and Europe

Through a number of accretive investments since 2008, in addition to strong organic growth, market cap has increased from $500 million to ~$9 billion

Significant growth achieved profitably, where we have grown FFO/unit by 23% on a CAGR basis since 2009

Conservatively financed, with debt principally at the operating company level and no recourse to BIP or our other operations

Average term to maturity of ~10 years; modest maturity profile over the next 2 years

$1.425 billion committed corporate credit facility that is currently undrawn

BBB+ rating from S&P

In August, we announced the proposed acquisition of Asciano Limited for ~A$12 billion, with Brookfield Infrastructure to invest ~$2.8 billion through a combination of cash and units

Unique opportunity to invest in world class assets to further build out and globalize existing rail, container port, and logistics platforms

Transaction is expected to close in January 2016

Brookfield Infrastructure Partners L.P.

Credit Highlights Brookfield 4

High Quality, Diversified Asset Portfolio	• Premier portfolio of utilities, transport, energy and communication infrastructure businesses anchored by four flagship businesses • Well-balanced across all categories of mainstream infrastructure across four continents • Conservatively financed at operating company level structured to investment grade metrics
Long-Term Stable Cash Flows	• Approximately 90% of our adjusted EBITDA is regulated or contracted, ~70% is indexed to inflation, and ~60% has no volume risk • Regional/sector diversification provides stability by limiting exposure to regulatory frameworks, country economic performance and counterparties • Capital backlog of ~$1.3 billion in organic projects to be invested over next 2-3 years; expect to generate strong risk-adjusted returns
Strong Balance Sheet and Significant Liquidity	• BBB+ credit rating at issuer level • Non-recourse, local currency, asset level financing strategy provides stability and credit protection (90% of debt at the asset level) • >30x interest coverage ratio at the corporate level and >3.0x on a consolidated basis • $1.425 billion of committed bilateral credit facilities through June 2020 • Access to multiple sources of capital by region and provider
Experienced and Creditworthy Sponsor	• Brookfield is one of the largest asset managers globally with over $200 billion of assets under management • Global franchise with offices and investment professionals located strategically around the world • Strong alignment of interests as BIP's largest shareholder

Brookfield Infrastructure Partners L.P.

COMPANY OVERVIEW

Overview of Brookfield Infrastructure | Brookfield 6

Brookfield Infrastructure owns high quality, long-life assets that provide essential products and services for the global economy

BROOKFIELD INFRASTRUCTURE PARTNERS SUMMARY

Market Symbol	Market Capitalization	Brookfield Participation
NYSE: BIP TSX: BIP.UN	~$9.0 Billion	~30% Equity Interest General Partner & Service Provider

CAPITALIZATION

Credit Rating:	S&P BBB+
Consolidated Leverage:	45%
Average Debt Term to Maturity:	~10 years

CREDIT HIGHLIGHTS

Corporate Interest Coverage:	>30x
Adjusted EBITDA / Interest:	>3x
Net Debt / Adjusted EBITDA:	5.5x

Brookfield Infrastructure Partners L.P.

Our Operations

Brookfield Infrastructure owns and operates a diversified portfolio of high-quality, long-life utilities, transport, energy and communications infrastructure assets

Segment

UTILITIES

TRANSPORT

ENERGY

COMMUNICATIONS INFRASTRUCTURE

Description

Regulated or contractual businesses which earn a return on their asset base

Provide transportation for freight, bulk commodities and passengers, for which we are paid an access fee

Systems that provide energy transmission, distribution and storage services

Provide essential services and critical infrastructure to the media broadcasting and telecom sectors

Platform

Electricity Transmission

Regulated Distribution Regulated Terminal

Rail Toll Roads Ports

Energy Transmission, Distribution & Storage District Energy

Tower Infrastructure Operations

Primary Location

North & South America

Europe & South America Australia

Australia & South America South America Europe & North America

North America & Europe North America & Australia Europe

Brookfield Infrastructure Partners L.P.

CREDIT HIGHLIGHTS

High Quality Assets Underpin Cash Flows

[Graphic Appears Here]

~70% of cash flows generated by four investment-grade businesses

Majority of cash flow streams are either regulated or contracted

Adjusted

US$ millions EBITDA % AFFO % Credit Rating

Rail $ 246 19% $ 164 22% BBB (S&P)

Regulated Terminal 168 13% 93 13% BBB (S&P); Baa2 (Moody’s) Regulated Distribution 195 16% 155 21% Baa2 (Moody’s) Electricity Transmission 104 8% 81 11% BBB (S&P); Baa1 (Moody’s)

713 56% 493 67%

Other 567 44% 247 33%

Total(1) $ 1,280 100% $ 740 100%

(1) LTM ended June 30, 2015, excludes Corporate and other

Brookfield Infrastructure Partners L.P.

Diversified Portfolio

STABLE CASH FLOW PROFILE1 SEGMENT DIVERSIFICATION1 GLOBAL FOOTPRINT1

North Other Energy America 10% 10% 8%

Regulated Comm Australia 45% Infra Utilities 31%

8% 39%

Europe 34%

Contractual South Transport 45% America 43% 27%

Stable cash flows that are diversified by segment and geography

(1) Cash flow profile based on Q2’ 2015 FFO

Brookfield Infrastructure Partners L.P.

Investment Grade Credit Metrics

Brookfield Infrastructure Partners L.P.

Interest Coverage

US$ millions FY 2013 FY 2014 2015 LTM(1)

Total AFFO from operations $ 644 $ 696 $ 740 Less: Base Management Fee (102) (107) (120) G&A costs (8) (8) (8) Corporate Interest Expense (13) (14) (19) Other 32 26 25

Free Cash Flow (AFFO) 553 $ 593 $ 618

Coverage Ratio 43.5x 43.4x 33.5x

(1) LTM ended June 30, 2015

Interest coverage at the corporate level is strong

Brookfield Infrastructure Partners L.P.

CONSERVATIVELY FINANCED BUSINESS WITH A STRONG BALANCE SHEET

Financing Principles

Our financing principles and our disciplined financial strategy allow us to protect capital

We finance primarily at the asset level and on a non-recourse basis

Non-recourse debt is investment grade rated or structured to be consistent with investment grade levels

<10% of total debt is recourse to BIP(1)

>90% of our total debt is structured in this manner(1)

(1) As at June 30, 2015

Brookfield Infrastructure Partners L.P.

Financing Principles (cont’d)

Match currency to underlying asset cash flows and fix rates across business

Long duration, diversified maturities with limited financial maintenance covenants

Access to multiple sources of capital by region & provider

>95% of total debt is in local currencies(1)

~85% of long-term debt is fixed(1)

Average duration is ~10 years(1) No material maturities in next 2 years

45% in private placements; 35% in capital markets; 20% in bank market

(1) As at June 30, 2015

Brookfield Infrastructure Partners L.P.

Balance Sheet Strength

Brookfield Infrastructure has a strong balance sheet …

Robust corporate coverage ratios

9% of debt at corporate level(1)

Interest coverage ratio in excess of 30x

Well-laddered debt maturity profile

$7.4 $4.8 $1.3 $0.4 $0.4 $0.4 $0.1 2015 2016 2017 2018 2019 After Total

Brookfield Infrastructure Partners L.P.

Balance Sheet Strength

…with predictable cash flow streams that are diversified…

Stable cash flow streams

Diversification

Utilities and Australian rail anchor cash flows

~85% of the cash flow streams from these businesses have no volume risk(1)

Regulated or contracted (take-or-pay)

All have ratings of BBB mid or higher

Operations are diversified by sectors and regions

Scale in premier markets

(1) As at June 30, 2015

Brookfield Infrastructure Partners L.P.

Balance Sheet Strength

…and with significant liquidity

Significant liquidity

Managed approach to currency exposures

Demonstrated ability to access capital

$3.5 billion of equity raised over past 5 years

$1.4 billion committed corporate credit facility

$0.8 billion of cash and financial assets

75% of expected FFO generated in foreign currencies hedged for the next 18-24 months

Our BBB+ rating is very important to us and our goal is to maintain it for the long term

Brookfield Infrastructure Partners L.P.

PROPOSED INVESTMENT IN ASCIANO LIMITED

Unique Strategic and Financial Opportunity

1) Brookfield Infrastructure to invest US$2.8 billion for a ~55% stake

Implied offer price of A$9.15 per share(1)

Enterprise value of ~A$12 billion; < 10x EV/EBITDA

Consideration consisting of 76% cash, 24% units of Brookfield Infrastructure Partners

2) Opportunity to create world class rail and port logistics platform

Extends our operating capabilities and scale in an attractive market

Diversifies cash flows and customer base across regions and sectors

Opportunity to leverage technology and best practices

Establish and maintain global relationships with high caliber customer base

3) Accretive to FFO and AFFO per unit while preserving balance sheet strength

Pro forma 2015 AFFO per unit accretion of 7%

Strong credit metrics maintained post completion

(1) Based on the unit price of $42.05 per unit as at NYSE close on August 14, 2015 and the AUD/USD exchange rate of 0.7374 as quoted by the Bloomberg Pricing

Services at 6a.m. on August 15, 2015

Brookfield Infrastructure Partners L.P.

Opportunity to Create World Class Rail and Port Logistics Platform

Asciano (ASX: AIO) is a publicly traded, high quality transport infrastructure company in Australia

Rail Assets: Pacific National

Unique network of Rail Assets; market leader in bulk and intermodal freight

Above rail operations diversified across coal, bulk, steel and intermodal

664 locomotives, over 14,000 wagons and capacity to haul 180 million tonnes

Port Assets: Patrick

Critical Network of Container Terminals

Container terminals in major Australian markets with a capacity of 4.9 million TEU’s

Port, terminal and supply chain services support shipping lines, importers, exporters, freight forwarders and customer brokers

Asciano has a long history as a major player in Australia’s freight transportation market

Brookfield Infrastructure Partners L.P.

Establishes Leading Global Platforms – Rail

Combination of one of the largest rail operators in Australia with a significant existing transportation portfolio ?

Benefits in expanding our Australian transport business

Complements BIP’s participation in the evolving logistics and transportation industries in Brazil

AIO: Pacific National, Australia BIP: VLI, Brazil BIP: Brookfield Rail, Australia

Creates an international rail logistics platform with solid long-term prospects

Brookfield Infrastructure Partners L.P.

Establishes Leading Global Platforms – Ports

Asciano’s Australian container terminals complement BIP’s existing terminal footprint in California and the UK

More than doubles existing capacity and provides significant presence in the Asia-Pacific region

Drive value in the combined global port portfolio of assets by leveraging Asciano’s leading edge skills in container terminal automation and BIP’s extensive business development expertise

Ability to attract new international clients with global network of ports, offering them a single supplier for access into key global regions

AIO: Patrick Container Terminal, Australia

BIP: Teesport, UK

BIP: TraPac, USA

Best in-class, automated group of container port terminals

Brookfield Infrastructure Partners L.P.

Indicative Structure Funding Plan

Sources(1) A$ US$ AIO Capitalization millions millions

Assumed debt 3,245 2,400 Acquisition debt 1,900 1,410 Estimated cash on hand 130 95

0.74(2)

Equity 6,940 5,135

Total 12,215 9,040

US$ % of Investor millions Total

BIP 2,825 55% Brookfield sponsored 1,180 23% and managed funds Institutional co-invest 1,130 22% partners

5,135

Uses(1)

A$ US$ millions millions

Payment to AIO Shareholders 8,970 6,640 Assumption of debt 3,245 2,400

12,215 9,040

On a look-through basis, BIP’s ownership in Asciano is expected to be ~55%

(1) Some amounts are internal estimates and are subject to change

(2) Conversion from Australian dollars to U.S. dollars is based on an exchange rate of 0.74

Brookfield Infrastructure Partners L.P.

APPENDIX

Utilities Segment
Brookfield 26

Regulated or contractual businesses which earn a return on asset base

KEY FINANCIAL METRICS

$4,115	10-11%	$1,874
Rate Base	**Return on Rate Base**	**Partnership Capital**

As at and for the three months ended June 30, 2015
US$ millions, unless otherwise noted



PROFILE

- Electricity Transmission
  - 10,800 km of transmission lines in North and South America
  - Transmits electricity to 98% of population of Chile
- Regulated Distribution
  - ~2.4 million electricity and natural gas connections
- Regulated Terminal
  - 85 mtpa of coal handling capacity
  - Handles almost 20% of global seaborne metallurgical coal exports from Australia

GROWTH POTENTIAL

- ~$500 million of capital to be commissioned into rate base over next 24 months
  - Expected to generate unlevered pre-tax returns consistent with current return on rate base
  - Continued replenishment of backlog through new connection sales in regulated distribution, upgrade projects in electricity transmission and expansion activities in regulated terminal

Brookfield Infrastructure Partners L.P.

Transport Segment

Systems that provide transportation for freight, bulk commodities and passengers

KEY FINANCIAL METRICS

49% $2,402

EBITDA Margin Partnership Capital

As at and for the three months ended June 30, 2015 US$ millions, unless otherwise noted

PROFILE

Railroad

~5,100 km of track, sole freight rail network in Southwestern Western Australia

~4,800 km rail network in South America

Toll Roads

~3,300 km of motorways in Brazil and Chile

Combination of urban and interurban roads that benefit from traffic growth and inflation

Ports

30 terminals in North America, UK and across Europe

One of the UK’s largest port services providers

GROWTH POTENTIAL

~$650 million of growth capital to be commissioned in next two to three years

Rail: enhancing network to support higher volumes

Toll roads: widening roads to support growing traffic

Ports: Increasing throughput capacity

Expect growth in this segment from GDP growth, tariff indexation and operational efficiencies

Brookfield Infrastructure Partners L.P.

Energy Segment

Systems that provide energy transmission, distribution and storage services

KEY FINANCIAL METRICS

49% $823

EBITDA Margin Partnership Capital

As at and for the three months ended June 30, 2015 US$ millions, unless otherwise noted

PROFILE

Energy Transmission, Distribution and Storage

14,800 km of natural gas transmission pipelines, located primarily in the U.S.

Over 40,000 gas distribution customers in the UK

370 billion cubic feet of natural gas storage in the U.S. and Canada

District Energy

Delivers heating and cooling to customers from

centralized systems including heating plants capable of delivering ~2.8 million pounds per hour of steam heating capacity and 251,000 tons of cooling capacity and distributed water and sewage services

GROWTH POTENTIAL

Expect growth in this segment from:

Energy Transmission, Distribution & Storage: Expanding networks to capture volume growth from new systems underpinned by long-term take-or-pay contracts

District Energy: acquiring new systems, tuck-in acquisitions, connecting new customers to our systems and renewing existing customer contracts at favorable rates

Brookfield Infrastructure Partners L.P.

Communications Infrastructure Segment

KEY FINANCIAL METRICS

Provide essential services and critical infrastructure to the media broadcasting and telecom sectors

52% $416

EBITDA Margin Partnership Capital

As at and for the three months ended June 30, 2015 US$ millions, unless otherwise noted

PROFILE

Telecommunications Infrastructure

~7,000 multi-purpose towers and active rooftop sites

5,000 km of fibre backbone located in France

Generate stable, inflation-linked cash flows underpinned by long-term contracts with large, prominent customers

GROWTH POTENTIAL

Growth opportunities in this segment include further site roll-outs associated with minimum coverage requirements, acquiring additional sites from our customers allowing them to de-lever and focus on their core business, and network densification

Brookfield Infrastructure Partners L.P.

Simplified Org Structure

Brookfield 30


Public Shareholders
Brookfield Infrastructure Partners LP
(BIP)
S&P Rating: BBB+
Guarantors
~70%
~30%
Brookfield Asset Management Inc.
(GP and Service Provider)
Services Agreement
Brookfield Infrastructure LP
(Holding LP)
Holding Entities(1)
Co-Obligors / Finance Entities
Brookfield Infrastructure Finance ULC
(Canada)
Brookfield Infrastructure Finance LLC(2)
(U.S.)
Brookfield Infrastructure Finance Pty Ltd(2)
(Australia)
Brookfield Infrastructure Finance Limited
(Bermuda)

Bond Covenants

- Change of Control
- Limitations on Liens
- Limitations on Funded Indebtedness (75% D/Cap)

Corporate Debt (Co-obligor Level)[3]

- *C$400MM MTNs due 2017*
- *C$450MM MTNs due 2022*
- *US$1,425MM credit facility (NIL drawn)*

(1) Comprised of Canadian, U.S. and Bermuda Holdcos
(2) Indirect through subsidiaries
(3) As at June 30, 2015

Brookfield Infrastructure Partners L.P.

Summary of Key Covenants

Conservative, investment grade rated debt at the asset level minimizes lock up covenants

Rail

Regulated Terminal

Regulated Distribution

Electricity Transmission

Distribution Lock Up

Interest coverage <= 1.4

Available CF / debt service <= 1.3 Total debt / Total assets > 85% NOI / debt service <= 1.8

Net debt / EBITDA > 7.25

Op. cash/financial expenses >= 1.5

At June 30, 2015

2.7 2.2 74.1% Historic – 5.3 Forecast – 4.1 Historic – 5.2 Forecast – 5.0 3.9

Compliance

Y Y Y Y

Conservative financing minimizes covenants at the asset level

Brookfield Infrastructure Partners L.P.